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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)

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                       THE UNITED STATES SHOE CORPORATION
                           (Name of Subject Company)


                       THE UNITED STATES SHOE CORPORATION
                      (Name of Person(s) Filing Statement)


                        COMMON SHARES, WITHOUT PAR VALUE
               (AND ASSOCIATED PREFERENCE SHARE PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   912605102
                     (CUSIP Number of Class of Securities)

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                              James J. Crowe, Esq.
                 Vice President, Secretary and General Counsel
                       The United States Shoe Corporation
                               One Eastwood Drive
                          Cincinnati, Ohio 45227-1197
                                 (513) 527-7000

      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing)

                                With a copy to:

                           William F. Henze II, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

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                 This Amendment No. 10 amends and supplements the Solicitation/
Recommendation Statement on Schedule 14D-9 filed on March 16, 1995, as previously amended (the "Schedule 14D-9"), by The United States Shoe
Corporation (the "Company"), with respect to the tender offer by Luxottica Acquisition Corp., an indirect wholly-owned subsidiary of Luxottica Group S.p.A., to purchase all outstanding common shares, without par value, of the Company, including associated preference share purchase rights, at a price of $28 per share (and associated right), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 3, 1995, as amended and supplemented, and in the related Letter of Transmittal, as amended and supplemented (the "Luxottica Offer"), as set forth in this Amendment No. 10.
All capitalized terms not otherwise defined herein shall have the meanings assigned thereto in the Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND.

     Item 3(b)(2) of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

                 On April 26, 1995, Avant-Garde, LAC and the Company entered into an Amendment to the Merger Agreement (the "Amendment to Merger Agreement"), pursuant to which the parties agreed (i) not to dismiss certain counts in the Ohio Litigation in order to retain an injunction prohibiting application of ORC Section 1701.01(cc)(2), to the extent it would be applied to impair the voting rights of certain holders of the Common Shares in connection with the vote required by the Control Share Acquisition Act to permit the acquisition of Common Shares pursuant to the Luxottica Offer, and (ii) to reduce the time period following the 831 Meeting that the Luxottica Offer may remain open. The foregoing description of the Amendment to Merger Agreement is qualified in its entirety by reference to the text of the Amendment to Merger Agreement, a copy of which is filed as Exhibit 46 hereto and is incorporated herein by reference.

                 Annex I is restated in its entirety as attached hereto in order to correct the citizenship of Mr. Giannola.


ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     Item 6(a) of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

         and except for the exercise on March 31, 1995 by Philip E. Beekman, a director of the Company, of options to purchase each of 1,333 Common Shares at an exercise price of $12.56 per Common Share and 666 Common Shares at an exercise price of $9.063 per Common Share, and the sale on March 27, 1995 of 1,752 Common Shares at a price of $26.25 per Common Share by K. Brent Somers to cover taxes resulting from the vesting of restricted Common Shares.





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ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding at the end thereof the following:

                 Control Share Acquisition Act Meeting. On April 26, 1995, the Company and Luxottica Group issued a joint press release (the "April 26 Press Release") announcing, among other things, that the special meeting of the Company's shareholders held pursuant to the Control Share Acquisition Act scheduled for May 5, 1995 will be adjourned to 10:00 a.m. on Thursday, May 11, 1995, and that the distribution of the Company's revised definitive proxy materials relating to such special meeting (the "Company's April 27 Control Share Proxy Materials") will commence on April 27, 1995. Copies of the April 26 Press Release and the Company's April 27 Control Share Proxy Materials are filed as Exhibits 47 and 48, respectively, hereto and are incorporated herein by reference.

                 Litigation. The Luxottica Action. On April 25, 1995, Luxottica Group, LAC, Avant-Garde, the Company and the Company's Directors filed with the District Court a Stipulation of Dismissal of Certain Claims (the "April 25 Stipulation of Dismissal"). A copy of the April 25 Stipulation of Dismissal is filed as Exhibit 49 hereto and is incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

Exhibit 46 - The Amendment to Merger Agreement.

Exhibit 47 - The April 26 Press Release.

Exhibit 48 - The Company's April 27 Control Share Proxy Materials.

Exhibit 49 - The April 25 Stipulation of Dismissal.





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                                   SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 27, 1995



                         THE UNITED STATES SHOE CORPORATION



                         By:      /s/ Bannus B. Hudson
                                  ---------------------------------------------
                                  Name:  Bannus B. Hudson
                                  Title:  President and Chief Executive Officer





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                                                                         ANNEX I

                AVANT-GARDE DESIGNEES TO THE BOARD OF DIRECTORS

     The following table sets forth the name, age, citizenship and principal occupation or employment at the present time and during the past five years of each person Avant-Garde Optics, Inc. intends to designate to be elected or appointed as directors of the Company pursuant to the Merger Agreement. Unless otherwise noted, each such person is a citizen of the Republic of Italy. Luxottica S.p.A. is a wholly owned subsidiary of Luxottica Group S.p.A.

                                                   PRESENT PRINCIPAL OCCUPATION OR
                                                  EMPLOYMENT, MATERIAL OCCUPATIONS,
                                                     OFFICES OR EMPLOYMENTS HELD
                NAME                                DURING PAST FIVE YEARS AND AGE
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
Leonardo Del Vecchio.................   Mr. Del Vecchio founded Luxottica Group S.p.A.'s
                                        operations in 1961, has been Chairman of the Board
                                        since 1981 and Chief Executive Officer of Luxottica
                                        Group S.p.A. and its predecessors since 1961. Mr. Del
                                        Vecchio is 60 years old.
Luigi Francavilla....................   Mr. Francavilla has been a Managing Director and Chief
                                        Operating Officer of Luxottica Group S.p.A. since 1981
                                        and a Managing Director of Luxottica S.p.A. since
                                        1977. He also serves as a Director of several
                                        subsidiaries of Luxottica Group S.p.A. Mr. Francavilla
                                        is 58 years old.

Claudio Del Vecchio..................   Mr. Del Vecchio has been a Director of Luxottica Group
                                        S.p.A. since 1981 and in 1994 was appointed as a
                                        Managing Director. Since 1982, he has been the
                                        Executive Vice President of Avant-Garde Optics, Inc.,
                                        Luxottica Group S.p.A.'s United States distributor.
                                        During 1990, he was the Executive Vice President of
                                        Luxottica Group S.p.A. He also serves as a Director of
                                        other subsidiaries of Luxottica Group S.p.A. Claudio
                                        Del Vecchio is the son of Leonardo Del Vecchio. Mr.
                                        Del Vecchio is 38 years old.

Roberto Chemello.....................   Mr. Chemello has been a Managing Director of Luxottica
                                        Group S.p.A. since 1985 and serves as Chairman or as a
                                        Director of several of its subsidiaries. He is also
                                        the Chief Financial Officer of Luxottica Group S.p.A.
                                        Mr. Chemello is 41 years old.

Susi Belli...........................   Ms. Belli has been Marketing Manager of Luxottica
                                        Group S.p.A. since March 1993. Since 1990 she has been
                                        Manager of Investor Relations and Public Relations of
                                        Luxottica Group S.p.A. Ms. Belli is 33 years old.

Michael A. Boxer.....................   Mr. Boxer has been General Counsel and Director of
                                        Business Affairs of Avant-Garde Optics, Inc. since
                                        August 1993. Before joining Avant-Garde Optics, Inc.
                                        Mr. Boxer was an attorney with the law firm of Winston
                                        & Strawn since 1986. Mr. Boxer is a citizen of the
                                        United States of America. Mr. Boxer is 33 years old.

Giuseppe Vignato.....................   Mr. Vignato has been Administrative General Manager of
                                        Luxottica Group S.p.A. since 1987. Mr. Vignato is 43
                                        years old.

Vito Giannola........................   Mr. Giannola has been Controller of Avant-Garde
                                        Optics, Inc. since January 1990 and was Assistant
                                        Controller of Avant-Garde Optics, Inc. since 1986. Mr.
                                        Giannola is a citizen of the United States of America.
                                        Mr. Giannola is 31 years old.

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                                EXHIBIT INDEX
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Exhibit 46 - The Amendment to Merger Agreement.

Exhibit 47 - The April 26 Press Release.

Exhibit 48 - The Company's April 27 Control Share Proxy Materials.

Exhibit 49 - The April 25 Stipulation of Dismissal.